ENERPLUS CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

MAY 4, 2023

VOTING RESULTS

Resolution #1:

By way of electronic ballot, the Chairman declared that the shareholders ratified the Election of directors for all nominees listed below:

Nominees	Number of Votes In Favour	% of Votes Cast	Number of Votes Withheld	% of Votes Cast
Hilary A. Foulkes	**103,982,834**	**96.66**	**3,596,204**	**3.34**
Sherri A. Brillon	**106,367,554**	**98.87**	**1,211,484**	**1.13**
Judith D. Buie	**106,028,934**	**98.56**	**1,550,104**	**1.44**
Karen E. Clarke-Whistler	**104,234,465**	**96.89**	**3,344,573**	**3.11**
Ian C. Dundas	**106,838,922**	**99.31**	**740,116**	**0.69**
Mark A. Houser	**106,126,414**	**98.65**	**1,452,624**	**1.35**
Jeffrey W. Sheets	**106,296,078**	**98.81**	**1,282,960**	**1.19**
Sheldon B. Steeves	**105,653,736**	**98.21**	**1,925,302**	**1.79**

Resolution #2:

By way of electronic ballot, the Chairman declared that the shareholders ratified the re-appointment of KPMG LLP, Independent Registered Public Accounting Firm, as auditors of the Corporation.

Proxies Tabulated:

For:	135,573,663	97.36%
Withheld:	3,682,308	2.64%
Total:	**139,255,971**	**100%**

Resolution #3:

By way of electronic ballot, the Chairman declared that the shareholders ratified to consider, and if thought advisable, pass an ordinary resolution, to approve all unallocated restricted share unit awards and performance share unit awards under Enerplus' share award incentive plan.

Proxies Tabulated:

For:	98,270,066	91.35%
Against:	9,308,970	8.65%
Total:	**107,579,036**	**100%**

Resolution #4:

By way of electronic ballot, the Chairman declared that the shareholders ratified on an advisory, non-binding basis, on an ordinary resolution, to accept the Corporation's approach to executive compensation.

Proxies Tabulated:

For:	104,854,632	97.47%
Against:	2,724,402	2.53%
Total:	**107,579,034**	**100%**

Dated this 4th day of May 2023

TSX TRUST COMPANY
SCRUTINEERS

Kristine Calesso

Chantelle Rondeau